Top Flight GameBirds, Inc.
25/F New World Center,
No. 6009 Yitian Road, Futian District,
Shenzhen, China 518026

August 11, 2010

BY E-MAIL

David Grossman, CPA
GBH CPAs, PC
6002 Rogerdale Road, Suite 500
Houston, Texas 77072

Re: Termination of Engagement with Top Flight GameBirds, Inc.

Dear Mr. Grossman:

As you may already know, we have recently acquired control of Top Flight GameBirds, Inc. (the "Company"). We have decided to appoint Acquavella, Chiarelli, Shuster, Berkower & Co., LLP ("ACSB") as our new auditors and hereby notify you of the termination of your services as the Company's auditor with immediate effect.

In connection therewith, we have prepared the following draft disclosure to be filed in a Current Report on Form 8-K:

Item 4.01 Changes in Registrant's Certifying Accountant.

On August 11, 2010, we dismissed GBH CPAs, PC ("GBH"), as our independent registered public accounting firm. The reports of GBH on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as that the reports of GBH for the fiscal years ended February 28, 2010 and 2009 indicated conditions which raised substantial doubt about the Company's ability to continue as a going concern. The decision to change independent accountants was approved by our board of directors on August 11, 2010.

During our two most recent fiscal years and through the date of this report, we have had no disagreements with GBH on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GBH, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During our two most recent fiscal years and through the date of this report on Form 8-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

We provided GBH with a copy of this disclosure before its filing with the SEC. We requested that GBH provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from GBH stating that it agrees with the above statements.

New Independent Accountants

Our board of directors appointed Acquavella, Chiarelli, Shuster, Berkower & Co., LLP ("ACSB") as our new independent registered public accounting firm effective as of August 11, 2010. During the two most recent fiscal years and through the date of our engagement, we did not consult with ACSB regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging ACSB, ACSB did not provide our Company with either written or oral advice that was an important factor considered by our Company in reaching a decision to change our independent registered public accounting firm from GBH to ACSB.

Please let us know if you have any comments or proposed amendments to the above. Assuming that you do not, we have taken the liberty to prepare your letter to the Securities and Exchange Commission (see attached). Please extend a signed copy of the letter to the SEC to us so that we may file it as an exhibit to our Form 8-K by end of business day, August 12, 2010. If you have any questions, please do not hesitate to contact our attorney, Benjamin Tan of Sichenzia Ross Friedman Ference, LLP at (212) 930 9700. Thank you.

Very truly yours

An Fu
Chief Financial Officer